Filed by Echostar Communications Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of  1934

                               Subject Companies: Hughes Electronics Corporation
                                                     Commission File No. 0-26035
                                                      General Motors Corporation
                                                     Commission File No. 1-00143
                                                         Date: February 27, 2002



Set forth below are certain materials that are available on EchoStar's website at www.echostar.com, the script for a video news release, a media advisory related to the video news release, and an e-mail that was sent to EchoStar employees.


                               OVERVIEW & SUMMARY


         Now that the merger's opponents have aired their objections, the Commission may confidently conclude that New EchoStar will provide consumers with numerous benefits, including:

     o giving all Americans access by satellite to their local broadcast stations;

     o creating a true broadband alternative when in many areas of the country there is no true broadband service whatsoever; and

     o doubling (or better) the programming choices each company provides today, including moving to 12 or more High Definition Television channels.

         These benefits translate directly into effective competition to cable systems, which have continued to raise their prices unrestrained by either EchoStar or DIRECTV standing alone, all to the benefit of consumers. The merger's pro-competitive potential is recognized by the constituency with the most direct stake in matters of competition and consumer choice - the consumers themselves. Under the guise of promoting the public interest, the handful of powerful organizations opposing the merger are pursuing rather obvious agendas that have nothing to do with the public interest: seeking to improve bargains they have struck; trying to preserve their competitive position or ability to continue overcharging rural customers, as they do today; and airing other unrelated grievances.

         Many of the merger benefits will flow from the massive increase in Direct Broadcast Satellite ("DBS") capacity that will result from the elimination of duplicative programming - a total of more than 500 identical channels - from the DIRECTV and EchoStar satellite systems once the companies merge. And as the Applicants announce here for the first time, the merger will bring consumers across the United States access to local broadcast channels via satellite with digital-quality television picture and CD-quality sound in every one of the 210 television Designated Markets Areas in the United States.

         Subsequent to the announcement of the merger agreement on October 28, 2001, as part of the pre-merger transition process, EchoStar and DIRECTV have been analyzing the technical and economic feasibility of a "Local Channels, All Americans" plan by which every U.S. consumer can have access to satellite-delivered local television signals. Today, in an Application being filed contemporaneously with this Opposition, New EchoStar will make that plan a reality by applying for Commission authority to launch and operate a new spot-beam satellite that, when combined with other existing and under-construction EchoStar and DIRECTV satellites, will allow the merged company to serve all 210 Designated Market Areas ("DMAs"), equaling all Americans, with local television stations.

         New EchoStar will deploy new set-top boxes and satellite dishes capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available, free of charge, to all existing EchoStar and DIRECTV subscribers who will require new equipment in order to receive their local channels. Consumers across the country will pay the same price for this DBS service, i.e., one nation, one rate card, regardless of a subscriber's location. This means that whether for a town of 5 people or a city of 5 million people, the New EchoStar will provide the same service for the same rate. And implementation of the plan will begin immediately upon regulatory approval of the merger, becoming fully operational as soon as 24 months thereafter.

         This "Local Channels, All Americans" service vision, however, is premised entirely upon the EchoStar-Hughes merger being successfully consummated. Neither company standing alone could achieve the tremendous public interest benefit of being able to serve every television market in the country. Certain Petitioners speculate that each company alone might be able to replicate the merger benefits by building satellites of the Petitioners' own design. These proposals suffer from two fundamental defects: (i) they make invalid assumptions about technical feasibility, and (ii) they disregard entirely the question of commercial feasibility. Even if these super-satellites looked good on paper, no Petitioner has explained why no one in the world has deployed anything like them, or how it could be profitable for each company on a stand-alone basis. As Dr. Robert Willig explains in the attached Declaration, expansion of local channel service to every DMA would not be economically feasible absent the merger.

         The merger will also create the first true broadband satellite alternative. For urban areas, this will translate into meaningful satellite-based competition to cable modem and DSL offerings. For tens of millions of other Americans, it will translate into their first affordable advanced service - a true move from zero to one provider. The "digital divide" in the United States is real: as many as 40 million households in the United States today do not have access to high-speed Internet and data services, in large part due to the high cost of delivering these services to homes in less densely populated areas. New EchoStar will create a more robust satellite platform that will liberate these digital "have nots" by offering them a more affordable, viable broadband service.

         Here too, the Petitioners are wrong that each company could achieve these benefits on its own. The two companies' current broadband offerings are expensive "niche" products that are hampered by several constraints, do not even satisfy the Commission's definition of an "advanced service," and have attracted fewer than 150,000 subscribers combined. The merger will allow New EchoStar to integrate these products and achieve a more competitive price point. As for the future deployment of satellite service in the Ka-band, neither company standing alone would be able to achieve early and affordable service to consumers. The merger, on the other hand, will give New EchoStar the spectrum capacity, subscriber base and economies of scale needed to ensure that next-generation residential broadband service becomes a reality everywhere in the United States, rapidly and inexpensively enough to matter.

         In addition to the consumers, many other parties have supported the EchoStar-Hughes merger. The most vociferous opposition comes from a handful of entities, including the National Rural Telecommunications Cooperative ("NRTC"), Pegasus Communications ("Pegasus"), the American Cable Association ("ACA") and the National Association of Broadcasters ("NAB").1 The Commission should recognize the narrow self-interests of NRTC and Pegasus, who have been in active litigation against

----------
1 In contrast, businesses with an interest in greater competition and output in the MVPD market, such as television equipment manufacturers and electronics retailers, strongly support the merger. See Comments of Circuit City Stores, Inc. and Thomson Multimedia.

DIRECTV for years in a contractual dispute over distribution rights. Equally important, while lamenting the future fate of rural consumers, NRTC and Pegasus do not explain why they overcharge rural consumers today: in reselling DIRECTV's service, they charge $3.00 a month more than DIRECTV charges for the same service in other areas and than EchoStar charges for the equivalent package in the same areas. The sincerity of Pegasus's concerns about competition is further impeached by reported statements of a Pegasus executive to the press that a buy-out of Pegasus by EchoStar would make the most financial sense for both companies.2 As for the American Cable Association, it expresses candidly its fear that the merger will result in price competition in rural areas.3 This is the sort of harm to competitors that the Commission should not take into account in its analysis, except as a benefit to competition and consumers.

         The "Local Channels, All Americans" plan also disposes completely of the concerns expressed by NRTC and NAB with respect to local service. NRTC has alleged that New EchoStar "does not contemplate expanding local television service to rural America in DMAs beyond the top 100," which the NRTC states "is no consolation to the millions of rural Americans who most need local service."4 For its part, the NAB's principal stated concern is that competition between the nation's two DBS providers "has driven the expansion of local-into-local" and "will lead to more carriage of local

----------
2 See Ted Hearn, "Pegasus: Contract Bars Post-Merger Competition," Multichannel News (Feb. 18, 2002).

3 See ACA Petition at 14-16 ("EchoStar would have every incentive to [set its uniform national price] below small cable systems' costs of providing similar services...")

4    NRTC Petition at 60.

stations."5 New EchoStar's commitment to serve all 210 DMAs could not answer those complaints more dispositively, leaving the NAB with no principled basis for continuing its opposition.6 The Applicants stand ready to achieve with one stroke what NAB's members have not achieved in decades - extending the coverage of local broadcast stations to all areas of the country.

         The "Local Channels, All Americans" plan will uniquely benefit rural subscribers, who without it might never enjoy digitally-delivered local channels via any distribution medium. And, because of New EchoStar's one nation, one rate card plan, consumers in rural areas will reap an additional benefit - they will take advantage of the increased competition in the most populous areas of the country.7 Contrary to the claims of some Petitioners, national pricing makes economic sense. It has been the Applicants' past practice and it is a common practice for other national providers in network industries, such as Internet Service Providers and cellular telephone companies. Local promotions may continue to be a useful tool to the limited extent they have been in the past, and the Applicants are willing to commit to reasonable requirements in that regard.

         New EchoStar has every incentive to set its national price at strongly competitive levels instead of extracting additional profits from its existing subscriber

----------
5    NAB Petition at iii.

6 Id. at 7 (opining that "if the merger is approved, it would still leave markets 101-210, in which 14 percent of the country's population resides, with no hope of receiving local-to-local service.") (emphasis added).

7 Pegasus and NRTC vastly exaggerate the number of homes not served by cable operators, in a stilted effort to argue that the merger would harm rural consumers.

base as some parties allege. New EchoStar would be "leaving money on the table" if it restricted itself to existing subscribers. Instead, as Dr. Willig shows, New EchoStar will have to set the national price low to compete for new subscribers in the most densely populated and most heavily contested areas of the country. The one nation, one rate card plan will therefore be a more effective constraint on MVPD prices in rural areas than EchoStar is on NRTC's and Pegasus's prices today. Finally, the fears of collusion raised by Petitioners are equally unwarranted: this particular tango would require EchoStar to dance with 9 or 10 cable MSO partners at the same time or forego huge pools of potential subscribers. In the final analysis, the net benefits to consumers from the creation of New EchoStar far outweigh any anticompetitive concerns.

         There are other miscellaneous attempts by certain parties to litigate particular disputes or raise parochial concerns that have little bearing on the Commission's public interest inquiry here. The Applicants urge the Commission to restrict its analysis to merger-specific issues and remedies, to the extent applicable, and promptly approve the Application, so that New EchoStar may begin delivering on its promise of dramatic consumer and competitive benefits to all Americans, including the carriage of local broadcast channels in all 210 television markets and true broadband services to all Americans.

--------------------------------------------------------------------------------
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

                 SATELLITE NEWSFEED: TUESDAY, FEBRUARY 26, 2002

--------------------------------------------------------------------------------

                           MERGED ECHOSTAR AND HUGHES
                     WILL DELIVER LOCAL BROADCAST CHANNELS
                       TO ALL 210 U.S. TELEVISION MARKETS

(February 26, 2002 - Washington, D.C.) Watching television is easily one of the great American past times and until D.B.S. (or Direct Broadcast Satellite) was introduced, cable was the only option for multi-channel programming. The only catch is, 42 million homes and thousands of communities can't get their local TV stations via D.B.S. That all may change real soon if the federal government approves it.

This morning , EchoStar Communications and Hughes Electronics, parent companies of Dish Network and DirecTV D.B.S. services, which announced a proposed merger late last year, announced they have filed an application with the Federal Communications Commission to launch and operate a new satellite. This will allow them to deliver local broadcast channels in all 210 television markets throughout the United States. Currently, local channels delivered by satellite are only available in 42 of these markets.

The new satellite will work in concert with four other DirecTV and EchoStar spacecraft in three orbital slots. This, combined with efficiencies gained through the merger, will make it possible to deliver local channels to every household in every television market in the country, including rural and under-served areas. The combined company will also bridge the proverbial digital divide by offering affordable high-speed satellite internet access to people in every market in the country. People living in rural areas, who do not now have access to DSL and cable modems, will soon have access to high-speed Internet service via satellite and at affordable rates.

The delivery of local channels in 210 markets is contingent upon the proposed Hughes-EchoStar merger receiving approvals from the Federal Communications Commission and the Department of Justice, as well as the successful launch of the new spot-beam satellite. Only if this proposed merger is approved, will households in small and rural television markets in every state finally have a competitive alternative to Cable Operators who have had virtual local monopolies on service.

B-ROLL FOOTAGE INCLUDES: Satellite in space animation, rocket launch, installation of DBS in home, family and various people watching television and on the internet, homes in rural areas, soundbites with: Jack Shaw, President and CEO, Hughes Electronics; Charlie Ergen, Chairman, CEO, Echostar; Eddy Hartenstein, Chairman, CEO, DirecTV.

SATELLITE COORDINATES:     TUESDAY, FEBRUARY 26, 2002
                           C-BAND, GALAXY 11, TRANSPONDER 8, 3860 (V)

                           FEED: 9:30AM EST (6:30 AM PST)
                           RE-FEED: 2:00PM EST (11:00AM PST)

    FOR MORE INFO, CONTACT: RICHARD DORE, HUGHES ELECTRONICS, (310) 662-9670



DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics
Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.




                                 - ########## -

================================================================================
VIDEO                                DRAFT:   February 26, 2002  FINAL
NEWS                                 TITLE:   HUGHES FEB. 26 CORPORATE
RELEASE                                       ANNOUNCEMENT
                                     CLIENT:  HUGHES
                                     TIME:    VNR(2:16) B-ROLL(4:02) TRT: (7:07)
--------------------------------------------------------------------------------
                     F O R  R E L E A S E  FEBRUARY 26, 2002
--------------------------------------------------------------------------------
Contacts:    George H. Jamison, HUGHES ELECTRONICS, (310) 662-9986
             Richard Dore, HUGHES ELECTRONICS, (310) 662-9670
Producer:    Marianne Schwab, ROSAS PRODS., (818) 782-3232
Exec. Prod.: John Rosas, ROSAS PRODS., (818) 753-1584
--------------------------------------------------------------------------------

================================================================================

--------------------------------------------------------------------------------
                                 EDITOR'S NOTE:
--------------------------------------------------------------------------------
Watching television is easily one of the great American pastimes and until DBS (or Direct Broadcast Satellite) was introduced, cable was the only option for multi-channel programming. The only catch is, 42 million homes and thousands of communities can't get their local TV stations via DBS. That all may change real soon if the federal government approves it.

This morning, EchoStar Communications and Hughes Electronics, parent companies of Dish Network and DIRECTV DBS services, which announced a proposed merger late last year, announced they have filed an application with the Federal Communications Commission to launch and operate a new satellite. This will allow them to deliver local broadcast channels in all 210 television markets throughout the United States. Currently, local channels delivered by satellite are only available in 42 of these markets.

The new satellite will work in concert with four other DIRECTV and EchoStar spacecraft in three orbital slots. This, combined with efficiencies gained through the merger, will make it possible to deliver local channels to every household in every television market in the country, including rural and under-served areas. The combined company will also bridge the proverbial "digital divide" by offering affordable high-speed satellite Internet access to people in every market in the country. People living in rural areas, who do not now have access to DSL and cable modems, will soon have access to high-speed Internet service via satellite and at affordable rates.

The delivery of local channels in all 210 markets is contingent upon the proposed Hughes-EchoStar merger receiving approvals from the Federal
Communications Commission and the Department of Justice, as well as the successful launch of new spot-beam satellites. Only if this proposed merger is approved, will households in small and rural television markets in every state finally have a competitive alternative to cable operators, who have had virtual local monopolies on service.

--------------------------------------------------------------------------------------------------
                                        SUGGESTED ANCHOR LEAD
--------------------------------------------------------------------------------------------------
Studio Anchor on-camera                 STUDIO ANCHOR O/C: TODAY, ROUGHLY 42 MILLION HOMES CAN NOT
                                        RECEIVE LOCAL TV PROGRAMMING VIA DBS, OR DIRECT BROADCAST
                                        SATELLITE TELEVISION., WELL, THE WONDERFUL WORLD OF
                                        TELEVISION MIGHT BE EXPANDING ITS UNIVERSE - AS SOON AS THE
                                        FEDERAL GOVERNMENT APPROVES IT. MARIANNE SCHWAB REPORTS...

===================================================================================================
                                                                                      (PAGE 1 of 3)

FEBRUARY 26, 2002 - HUGHES CORP. ANNOUNCEMENT" (HUGHES)           (PAGE 2 of 5)

----------------------------------------------------------------------------------------------------
       VIDEO                   TIME                             AUDIO
----------------------------------------------------------------------------------------------------
1.  INT. - People/Family                REPORTER V/O: WATCHING TELEVISION IS EASILY ONE OF
    watching local TV (2)               THE GREAT AMERICAN PAST TIMES. AND UNTIL DBS WAS INTRODUCED,
                                        CABLE WAS THE ONLY OPTION FOR MULTI-CHANNEL PROGRAMMING.
2.  EXT - DBS installation              THE ONLY CATCH IS, 42 MILLION HOMES AND THOUSANDS OF
                                        COMMUNITIES CAN'T GET THEIR LOCAL TV  STATIONS  VIA
3.  EXT - Rural Homes (2)               SATELLITE..  THAT ALL MAY CHANGE REAL SOON.

4.  INT. - Person watching
    program

5.  EXT. - ECHOSTAR DishTV              REPORTER V/O: TODAY, ECHOSTAR COMMUNICATIONS AND HUGHES
    Satellite Dish                      ELECTRONICS, PARENT COMPANIES OF THE DISH NETWORK AND
                                        DIRECTV DBS SERVICES, WHICH ANNOUNCED A PROPOSED MERGER
6.  EXT. - DIRECTV buildings            LATE LAST YEAR, ANNOUNCED THEY HAVE FILED AN APPLICATION
                                        WITH THE FEDERAL COMMUNICATIONS  COMMISSION TO LAUNCH AND
7.  EXT. - Rocket launch                OPERATE A NEW SATELLITE.

8.  GRAPHIC - Satellite
    Animation

9.

10. Spokesperson on-camera              SHAW O/C: "This proposal is new from the standpoint that
-----------------------------           we are going to be able to provide local  channels to all
SUPER: Jack Shaw, President,            210  television  markets in the United States. That's
CEO Hughes Electronics                  really a big change from where we're  providing maybe 42
-----------------------------           markets with these local channels."
11. GRAHPIC - US Map: Future-
    210 Local Current-42
    Local Markets
-----------------------------
12. DISSOLVE TO: GRAPHIC U.S.
    Map - Current-42 Local
    Markets
-----------------------------
13. EXT. Rocket launch control          REPORTER V/O: THE NEW SATELLITE WILL WORK IN CONCERT
    center                              WITH FOUR OTHER DIRECTV AND ECHOSTAR SPACECRAFT IN THREE
                                        ORBITAL SLOTS. THIS, COMBINED WITH EFFICIENCIES GAINED
14. EXT. Rocket launch sequence         THROUGH THE MERGER, WILL MAKE IT POSSIBLE TO DELIVER
                                        LOCAL CHANNELS TO EVERY HOUSEHOLD IN EVERY TELEVISION
15. Satellite - Animation               MARKET IN THE COUNTRY, INCLUDING RURAL AND UNDER-SERVED
                                        AREAS. THE COMBINED COMPANY WILL ALSO BRIDGE THE
16. EXT. Homes in rural                 PROVERBIAL DIGITAL DIVIDE BY OFFERING AFFORDABLE HIGH-SPEED
    location                            SATELLITE INTERNET ACCESS TO PEOPLE IN EVERY MARKET IN THE
                                        COUNTRY.
17. INT. Man working on internet/
    PC laptop

18. GRAPHIC: U.S. Map "Broadband:
    The digital "Haves" (67
    Million Households)

19. DISSOLVE TO: GRAPHIC: U.S.
    Map Merger Bridges the
    "Digital Divide" (107
    Million Households)

20. Spokesperson on-camera              ERGEN C: "We realize that unless we combine our subscriber
-----------------------------           bases, we can never ever effectively offer broadband
                                        services to rural America.."
====================================================================================================

FEBRUARY 26, 2002 - HUGHES CORP. ANNOUNCEMENT" (HUGHES)           (PAGE 3 of 5)

SUPER
-----------------------------
CHARLES Ergen, Chairman, CEO,
EchoStar
----------------------------------------------------------------------------------------------------
21. EXT.  Rural landscape               REPORTER V/O: PEOPLE LIVING IN RURAL AREAS, WHO DO NOT NOW
                                        HAVE ACCESS TO DSL AND CABLE MODEMS, WILL SOON HAVE ACCESS
22. EXT. Man working in garden          TO DSL AND CABLE MODEMS, WILL SOON HAVE ACCESS TO HIGH-
    at rural home                       SPEED INTERNET SERVICE VIA SATELLITE AND AT AFFORDABLE RATES.

23. INT. Man on DSL internet
    connection at iMac

24. INT. CU on mouse

25. EXT. Building exterior pan          REPORTER V/O: THE DELIVERY OF LOCAL CHANNELS IN THE 210
    to Satellite Dish                   MARKETS IS CONTINGENT UPON THE PROPOSED HUGHES-ECHOSTAR
                                        MERGER RECEIVING APPROVALS FROM THE FEDERAL COMMUNICATIONS
26. INT. Merger Conference              COMMISSION AND THE DEPARTMENT OF JUSTICE, AS WELL AS THE
                                        SUCCESSFUL LAUNCH OF THE NEW SPOT-BEAM SATELLITE.
27. EXT. DirecTV Satellite dish

28. EXT. Rocket launch

29. GRAPHIC - Satellite launch
    animation

30. GRAPHIC - satellite in
    space animation

23. Spokesperson on-camera              HARTENSTEIN O/C: - "Together Hughes and EchoStar will
-----------------------------           have the spectrum and the technical prowess to deliver
SUPER: Eddy Hartenstein,                ubiquitous broadband services for customers for both
Chairman, CEO, DirectTV                 nationwide and enterprise customers worldwide."
-----------------------------
31. INT. Merger Conference              REPORTER V/O: ONLY IF THIS PROPOSED MERGER IS APPROVED,
                                        WILL HOUSEHOLDS, IN SMALL AND RURAL TELEVISION MARKETS
32. EXT. Rural home                     IN EVERY STATE FINALLY HAVE A COMPETITIVE ALTERNATIVE
                                        TO CABLE OPERATORS WHO HAVE HAD VIRTUAL LOCAL MONOPOLIES
33. EXT. DishTV Satellite               ON SERVICE. THIS IS MARIANNE SCHWAB.

34. INT. Pan family watching
    TV
----------------------------------------------------------------------------------------------------
                                        SUGGESTED ANCHOR TAG
----------------------------------------------------------------------------------------------------
Studio Anchor on-camera                 STUDIO ANCHOR O/C: ONCE THE MERGER AND SATELLITE LAUNCH
                                        ARE AUTHORIZED, THE ROLLOUT OF LOCAL CHANNELS CAN BE
                                        COMPLETED AS SOON AS 24 MONTHS LATER.
----------------------------------------------------------------------------------------------------
                                           B-ROLL (4:02)
----------------------------------------------------------------------------------------------------
                                        ADDITIONAL SOUNDBITES
----------------------------------------------------------------------------------------------------
1.  Spokesperson on-camera              SHAW O/C: "This proposal is new from the standpoint that we
-----------------------------           are going to be able to provide local channels to all 210
SUPER:                                  television markets in the United States. That's really a
-----------------------------           big change from where we're providing maybe 42 markets with
Jack Shaw, President, CEO,              these local channels. So for the first time, people in
Hughes Electronics                      rural communities won't be disadvantaged relative to their
-----------------------------           counterparts in metropolitan cities."
----------------------------------------------------------------------------------------------------
2.  Spokesperson on-camera              SHAW O/C: "The day after the merger, people have the ability to have the same services, the same inner connection to the internet, the same
----------------------------------------------------------------------------------------------------

FEBRUARY 26, 2002 - HUGHES CORP. ANNOUNCEMENT" (HUGHES)           (PAGE 4 of 5)

SUPER
-----------------------------
Jack Shaw, President, CEO,              inner connection to the world via the internet that their
Hughes Electronics                      counterparts have in every city that has a large population.
-----------------------------           So, to benefit the rural community is every important to me personally because I believe that's the heartland of our
                                        country."
----------------------------------------------------------------------------------------------------
3.  Spokesperson on-camera              ERGEN O/C: "We realize that unless we combine our subscriber
-----------------------------           bases, we can never ever effectively offer broadband servies
CHARLES Ergen, Chairman, CEO,           to rural America. And we say, 'Why should people in rural
EchoStar                                America not have the same broadband service that people have
-----------------------------           where there's a cable or phone company?'."
----------------------------------------------------------------------------------------------------
23. Spokesperson on-camera              HARTENSTEIN O/C: "Together Direct TV and Dish Network have over 16 million customers and today representing one out of every six households in the United States. And together have an unprecendented technological resources for interactive
                                        services over the television, high definition television and personal video recording capabilities. Together Hughes and
                                        EchoStar will have the spectrum and the technical prowess
                                        to deliver ubiquitous broadband services for customers for both nationwide and enterprise customers worldwide."
----------------------------------------------------------------------------------------------------
                                         ADDITIONAL B-ROLL
----------------------------------------------------------------------------------------------------
1.  GRAPHIC - US Map Future-210
    Local Markets
2.  GRAPHIC OF U.S. Map Current-
    42 Local Markets
3.  GRAPHIC: U.S. Map "Broadband:
    The digital "Haves" (67 Million
    Households)
4.  GRAPHIC: U.S. Map Merger
    Bridges the "Digital Divide"
    (107 Million Households)
5.  Push from WS - house with DishTV
6.  Pan from rocks to house
7.  Pull from house CU to WS with
    fence
8.  CU little boy eating cooking
9.  OTS boy watching TV
10. OTS family watching TV
----------------------------------------------------------------------------------------------------

FEBRUARY 26, 2002 - HUGHES CORP. ANNOUNCEMENT" (HUGHES)           (PAGE 5 of 5)

DISH Network is a trademark of EchoStar Communications Corporation. DISH Network is EchoStar's state-of-the-art direct broadcast satellite TV system that is capable of offering over 500 channels of digital video and CD-quality audio programming, as well as advanced satellite TV receiver hardware and installation. EchoStar is included in the Nasdaq-100 Index (NDX). DISH Network currently serves over 6.43 million customers. For more information, contact 1-800/333-DISH (3474) or visit www.dishnetwork.com.

DIRECTV is the nation's leading digital satellite television service provider with more than 10.7 million customers. DIRECTV and the Cyclone Design logo are registered trademarks of DIRECTV, Inc., a unit of Hughes Electronics
Corporation. HUGHES is the world's leading provider of digital television entertainment, broadband services, satellite-based private business networks, and global video and data broadcasting. The earnings of HUGHES, a unit of General Motors Corporation, are used to calculate the earnings per share attributable to the General Motors Class H common stock (NYSE: GMH). Visit DIRECTV on the World Wide Web at www.DIRECTV.com.

In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from General Motors. Such documents are not currently available.

General Motors and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes, EchoStar, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

To All EchoStar Employees:

Today, EchoStar and HUGHES Electronics have announced a plan for the merged company to deliver local broadcast channels in every one of the 210 television markets in the United States.

Since the merger was announced, a small team of DIRECTV and EchoStar employees have worked together to develop a technical plan to offer local channels in all 210 television markets nationwide. After an exhaustive examination of each company's spectrum and satellite assets, the team determined the plan could become a reality. The plan would consist of 5 satellites, 3 orbital slots coupled together with efficiencies gained from the merger of the companies.

This technical solution will eliminate 500 channels of duplicative programming that EchoStar and DIRECTV each offer today. By combining our spectrum, existing and planned satellites, and by adding another spot-beam spacecraft, along with other efficiencies created by the merger, we will be able to offer all consumers in all 50 states access to all of their local broadcast channels.

The  merged  company  will  also  establish  itself  as a source  of  meaningful satellite-based broadband competition to cable modem and DSL offerings. Combined, EchoStar and DIRECTV will create a more robust satellite platform, positioned to "bridge the digital divide" by delivering affordable high-speed Internet access to all U.S. households, including the 42 million households that do not have access to such services today.

EchoStar and HUGHES have filed a joint application with the FCC that details the "All Channels, All Americans" plan, whose rollout can be completed within 24 months of merger approval. As part of this plan consumers who live in a town of five people or a city of five million will pay the same price for their DBS service. We are one nation, and the combined EchoStar-HUGHES will offer one rate card. The plan has been summarized in detailed booklets being disseminated to key lawmakers on Capitol Hill, and the national version and press release are attached for your information.

Sincerely,

Mike Dugan
President

--------------------------------------------------------------------------------
In connection with the proposed transactions, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and EchoStar Communications Corporation ("EchoStar") intend to file relevant materials with the Securities and Exchange Commission, including one or more Registration Statement(s) on Form S-4 that contain a prospectus and proxy/consent solicitation statement. Because those documents will contain important information, holders of GM $1-2/3 and GM Class H common stock are urged to read them, if and when they become available. When filed with the SEC, they will be available for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM. Such documents are not currently available.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of proxies or consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the prospectus and proxy/consent solicitation statement if and when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes to differ materially, many of which are beyond the control of EchoStar, Hughes or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all;
(3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words "may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.